

February 5, 2013

Via E-Mail
Mr. José Luis Guerrero
Chief Financial Officer
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

> **Re: Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33168**

Dear Mr. Guerrero

We have reviewed your response filed on January 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Results of Operations for the Year ended December 31, 2011 Compared to Year Ended December 31, 2010, page 105

1. We note your response to our prior comment number three and the revisions you plan to make in your next Form 20-F for the year ended December 31, 2012. In addition to providing the components driving the changes in operating costs and operating margins, please describe the underlying economic business reasons for the increase or decrease in the cost components in order to provide investors with proper context. For example, we note for each segment you state increases in operating costs mainly reflected higher costs of service, primarily due to an increase in business management expenses paid by the

respective airport to your parent company and your administrative services subsidiaries; however, you do not discuss the reasons driving the increase in business management expense and administrative services subsidiaries. Please revise your segment disclosures, accordingly.

Note 9. Land, Buildings, Machinery and Equipment, net, page F-20

2. We note your response to our prior comment number 17. Please tell us where unpaid commitments for capital expenditures as of December 31, 2011 and 2010, representing the difference between the amounts disclosed in the notes to the financial statements and the amounts presented on the face of the statements of cash flows, are classified within your consolidated statements of financial position (e.g. accounts payable, accrued liabilities, etc..).

You may contact Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief